Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Names Under Which Subsidiary Does Business	State or Jurisdiction of Incorporation or Organization

Pacific Ethanol California, Inc.	Pacific Ethanol California	California
Kinergy Marketing, LLC	Kinergy Marketing/Kinergy	Oregon
Pacific Ag. Products, LLC	Pacific Ag Products/PAP	California
Pacific Ethanol Imperial, LLC	Pacific Ethanol Imperial	Delaware
Pacific Ethanol Plymouth, LLC	Pacific Ethanol Plymouth	Delaware
Pacific BioGasol, LLC	Pacific BioGasol	Oregon
Stockton Ethanol Receiving Company, LLC	Stockton Ethanol Receiving Company	Delaware
New PE Holdco, LLC (1)	New PE Holdco	Delaware

(1) Registrant owns 20% of the outstanding membership interests in New PE Holdco, LLC.